Exhibit 12.1

INTEL CORPORATION

STATEMENT SETTING FORTH THE COMPUTATION
OF RATIOS OF EARNINGS TO FIXED CHARGES

(Dollars in Millions)	Q1 2014	Q1 2013
Earnings[1]	$2,718	$2,496
Adjustments:
Add - Fixed charges	124	137
Subtract - Capitalized interest	(77)	(54)
Earnings and fixed charges (net of capitalized interest)	$2,765	$2,579

Fixed charges:
Interest[2]	$37	$73
Capitalized interest	77	54
Estimated interest component of rental expense	10	10
Total	$124	$137

Ratio of earnings before taxes and fixed charges, to fixed charges	22x	19x

1 After adjustments required by Item 503(d) of Regulation S-K.
2 Interest within provision for taxes on the consolidated condensed statements of income is not included.